INCYTE CORPORATION

1801 Augustine Cut-Off

Wilmington, DE  19803

(302) 498-6700

Telecopier:  (302) 425-2707

October 31, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rufus Decker, Branch Chief

Re:                             Incyte Corporation

Form 10-K for Fiscal Year ended December 31, 2017

Filed February 15, 2018

Form 8-K Filed July 31, 2018

File Number: 001-12400

Dear Mr. Decker:

This letter sets forth the response of Incyte Corporation (“we” or the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter to the Company dated October 26, 2018.

In order to facilitate your review, we have reproduced below the Staff’s comments in italics in the original numbered sequence, followed by the Company’s responses.

Form 10-K for Fiscal Year Ended December 31, 2017

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page 78

1.              Your accrued and other liabilities amounts represented 53% and 46% of total current liabilities as of December 31, 2017 and 2016, respectively. Please separately disclose, either on your balance sheet or in a footnote, any item in excess of five percent of total current liabilities, or explain to us how you have complied with Rule 5-02.20 of Regulations S-X.

Response: The Company notes that its accrued and other current liabilities included within its Forms 10-K at December 31, 2017 and 2016 include accrued sales allowances of approximately $34.7 million and $24.7 million, accrued clinical research and development expenses of approximately $110.0 million and $53.2 million and accrued royalties related to our collaboration with Novartis of approximately $14.8 million and $11.6 million, respectively. No other items comprised greater than 5% of total current liabilities, other than as disclosed in the 2017 and 2016 consolidated balance sheets.

The Company has included enhanced disclosures related to accrued and other current liabilities within the notes to its condensed consolidated financial statements included in its most recent report, the Form 10-Q for the quarterly period ended September 30, 2018, as filed with the Commission on October 30, 2018, as shown below:

Page 10:

Product Revenues

At September 30, 2018 and December 31, 2017, $39.8 million and $34.7 million, respectively, of accrued sales allowances were included in accrued and other current liabilities on the condensed consolidated balance sheets.

Page 13:

Research and Development Costs

At September 30, 2018 and December 31, 2017, $115.0 million and $110.0 million, respectively, of accrued clinical research and development costs were included in accrued and other current liabilities on the condensed consolidated balance sheets.

Page 22:

Novartis

At September 30, 2018 and December 31, 2017, $17.0 million and $14.8 million, respectively, of accrued royalties payable to Novartis were included in accrued and other current liabilities on the condensed consolidated balance sheets.

The Company will include footnote disclosure of any items in excess of five percent of total current liabilities in tabular format in the Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2018 and in future periodic reports.

Form 8-K Filed July 31, 2018

Exhibit 99.1

Reconciliation of GAAP Net Income (Loss) to Selected Non-GAAP Adjusted Information, page 13.

2.              Please disclose your purpose for including the adjustments for “milestones received from new or existing partners” and “upfront consideration and milestones paid to new or existing partners” in calculating the non-GAAP net income and non-GAAP net income per share measures. Also, tell us how you determined these adjustments do not substitute individually-tailored income or expense recognition methods for those of GAAP. Refer to Question 100.04 of the Division’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comment, the Company has reviewed the guidance noted within the Division’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations (the “Non-GAAP C&DIs”). The Company believes that inclusion of adjustments for milestones received from new or existing partners and upfront consideration and milestones paid to new or existing partners reflects the impact of discrete events and does not shift the timing of revenue recognition among reporting periods. Although Question 100.04 indicates that revenue adjustments may be inconsistent with Rule 100(b) of Regulation G, the Company believes that removing milestones payments made and received allows for normalized comparison to revenues and operating results in prior periods, as milestone payments made and received are generally not earned in conjunction with our core business activities.

The Company notes the following additional rationale for inclusion of these adjustments:

Milestone revenues and expenses are different in nature from product revenues and other research and development expenses.

Collaborative agreement milestones represent compensation for entrance and participation in established development programs that may not be indicative of the value of research incurred by the collaborative partner or the actual expenses incurred (or hypothetical expenses that might have been incurred) by the collaborative partner. Also milestones within collaborative arrangements are compensation for commencement or continuation of a third-party relationship for which a partner may be provided with, or provide to the Company, intellectual property rights, licensing rights, data and information rights, access to scientific innovations and techniques and options to enter into established development and clinical programs. Collaboration agreements are discrete and strategic in nature, and are considered more akin to the purchase of in-process research and development. As the milestone value may not be indicative of the actual incurred expense in developing a product, the Company believes that presenting these adjustments is helpful to investors to ascertain differences in spending on the Company’s ongoing revenues and research and development activities versus strategic efforts with collaborators.

Payment and receipt of milestones obscures overall trends in our ongoing research and development efforts and ongoing product revenues.

Ongoing research and development expenses relate to our planned scientific endeavors, and such expenses and product revenues are predictable in nature. Upfront and ongoing milestones with collaborative partners are unpredictable and highly variable. These collaborative agreements allow the Company to achieve milestone revenues or require the Company to make payments to collaborative partners, in each case, for milestone achievements that are the result of long, complex negotiations. As a result, it is difficult to predict their timing of occurrence. Removal of these milestone revenues and expenses allows for a clearer view of normal, recurring revenues and research and development expense trends, which is relevant and useful to investors.

Receipt and payment of milestones are highly variable and unpredictable.

Milestones are deal-specific and are difficult to forecast; achievement of milestones is often outside of the Company’s control and can range in value from a few million to several hundred million dollars. The Company believes that removing the impact of milestone payments made and received is consistent with the presentation of non-GAAP measures as provided by other companies within the Company’s industry, as such milestones can vary substantially from company to company depending upon the nature and extent of a company’s collaborative arrangements, but are not indicative of core business activities. The unpredictable nature of upfront and ongoing milestone receipts and payments make estimates of future collaborative milestones within forward-looking guidance difficult to a reasonable degree of certainty. Exclusion of these milestones allows the Company to present meaningful and comparable financial information to investors.

The Company acknowledges the Staff’s Comment and will continue to take into account guidance in the Non-GAAP C&DIs when assessing the impact of similar events in the future, including potential additional disclosure in future Form 8-K’s.

Questions or comments regarding any matters with respect to the foregoing may be directed to the undersigned at (302) 498-6700.

Sincerely yours,

Incyte Corporation

By:	/s/ David W. Gryska
Executive Vice President and
Chief Financial Officer

cc:                    Maria E. Pasquale, Incyte Corporation

Stanton D. Wong, Pillsbury Winthrop Shaw Pittman LLP